Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS GROUP INC.

Name	Jurisdiction of Incorporation
Birks USA, Inc. (formerly Cash, Gold & Silver USA, Inc.)	Delaware
Cash, Gold & Silver Inc.	Canada
Birks Investments Inc.	Canada